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NEW GOLD PUBLISHES 2022 ESG Report

June 19, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce the publication of its 2022 Environmental, Social and Governance Report (the "2022 ESG Report"). New Gold has published an annual report on sustainability since 2015, reporting on safety, environmental, economic, and social topics important to the communities where we operate, our employees, and other stakeholders. The 2022 ESG Report is available on New Gold's Sustainability Microsite, accessible through our website at www.newgold.com.

"With the release of our 2022 ESG Report, we are acknowledging the incredible work done by our teams and community partners," stated Patrick Godin, President and CEO. *"The report is much more than a list of accomplishments—it furthers our commitments to exceptional ESG performance not because it is our duty, but because it is the right thing to do. This year, we continued to refine the way we share this information by providing three distinct reports on the areas of environment, social and governance as we execute against our Sustainability Strategy."*

"We remain focused on achieving our goals in a way that first and foremost keeps our people and communities safe," added Godin. *"I'm proud of the improvements to our health and safety performance across the Company. We also celebrated significant production milestones at both our Rainy River and New Afton operations while keeping sustainability and safety top of mind. We are well-equipped and positioned to forge the path forward and New Gold will continue to deliver."*

The 2022 ESG Report was prepared against the Global Reporting Initiative (GRI) Standards, the G4 Mining and Metals Sector Disclosures, the Sustainability Accounting Standards Board (SASB) Metals and Mining Standards and the Mining Local Procurement Reporting Mechanism ("LPRM") to allow for integration of sustainability accounting. For the 2022 ESG Report, the Company once again mapped against the United Nations Sustainable Development Goals (UN SDGs) to expand how New Gold communicates performance to stakeholders. The Company continues to align reporting with the Task Force on Climate-related Financial Disclosures ("TCFD") and is developing an update to its TCFD Report.

2022 Highlights

- Total recordable injury frequency rate ("TRIFR") decreased from 1.73 in 2021 to 0.95 in 2022, meeting New Gold's target TRIFR of under 1.00.

- New Afton exceeded both its energy savings and greenhouse gas ("GHG") emissions reductions in objectives in 2022. Further, the deployment of four battery electric production vehicles ("BEV") at New Afton resulted in a GHG emissions reduction of 327 tCO2e (based on annualized 2022 hours of operation) and annualized energy savings of 1,009 MWhe. Two additional BEV haul trucks are expected to be delivered to New Afton by July 2023.

- New Gold continues to develop the Beyond New Afton and Beyond Rainy River social closure plans through community outreach and consultation. In 2022, New Afton engaged with Tk'emlúps te Secwépemc and Skeetchestn Indian Band, hosting four open houses with the two communities. In follow-up to the engagement, information provided was validated and community members were given the opportunity to provide additional feedback.

- Achieved compliance with Mining Association of Canada's (MAC) Towards Sustainable Mining ("TSM") Protocols and Canadian Dam Association (CDA) requirements for all tailings management plans. New Afton self-assessed AAA rating on all five indicators under the Tailings Management Protocol and all five indicators under the Energy and GHG Management Protocol. Rainy River achieved one AA score on its first external verification against the new TSM Climate Change Protocol.

- Increased total Indigenous procurement spend at Rainy River and New Afton by approximately 28% to C$248 million. The Company continues to seek opportunities for local and Indigenous vendors to participate in our supply chain and to report on annual spend through the LPRM.

- Updated New Gold's water objective to be more in line with the watersheds the Company operates in. New Gold created a specialized interdepartmental water team at both sites to focus on water management. The Company continues to establish operational water balance models at each site to further develop water related targets.

- Launched New Gold's inaugural TCFD report, inclusive of climate risk assessment and scenario analysis results.

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About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company being well-equipped and positioned to forge the path forward and continue to deliver; developing an update to the Company's TCFD Report; expectations regarding two additional BEV haul trucks being delivered by July 2023; the continued development of the Beyond New Afton and Beyond Rainy River social closure plans; seeking and reporting local and Indigenous participation in the Company's supply chain; and planned reporting of annual spend through the LPRM..

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (4) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (5) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (6) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (7) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual

results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.